1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2021
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	January 8, 2021	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC December 2020 Revenue Report

Hsinchu, Taiwan, R.O.C. – Jan. 8, 2021 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for December 2020: On a consolidated basis, revenues for December 2020 were approximately NT$117.37 billion, a decrease of 6.0 percent from November 2020 and an increase of 13.6 percent from December 2019. Revenues for January through December 2020 totaled NT$1,339.26 billion, an increase of 25.2 percent compared to the same period in 2019.

TSMC December Revenue Report (Consolidated):

(Unit:NT$ million)
Period	December 2020	November 2020	M-o-M Increase (Decrease) %	December 2019	Y-o-Y Increase (Decrease) %	January to December 2020	January to December 2019	Y-o-Y Increase (Decrease) %
Net Revenues	117,365	124,865	(6.0)	103,313	13.6	1,339,255	1,069,985	25.2

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer Public Relations Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of December 2020.

1.	Sales volume (in NT$ thousands)
	Period	Items	2020	2019
	Dec.	Net sales	117,364,912	103,313,138
	Jan. ~ Dec.	Net sales	1,339,254,811	1,069,985,448

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		62,573,969	20,622,240
	TSMC Global**		381,279,430	87,100,700
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
	** The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		446,840,257	2,338,044
	TSMC**		446,840,257	84,291,000
	TSMC Japan Ltd.***		178,736,103	360,228

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1) Derivatives not under hedge accounting.
• TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	144,697,981
	Mark to Market Profit/Loss	2,031,528
	Unrealized Profit/Loss	2,987,450
Expired Contracts	Notional Amount	796,740,535
	Realized Profit/Loss	3,443,263
Equity price linked product (Y/N)		N

• TSMC Partners
		Convertible Bond
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	-
Expired Contracts	Notional Amount	112,388
	Realized Profit/Loss	(3,826)
Equity price linked product (Y/N)		Y

• TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	22,027,868
	Mark to Market Profit/Loss	86,397
	Unrealized Profit/Loss	(29,464)
Expired Contracts	Notional Amount	174,547,336
	Realized Profit/Loss	1,421,120
Equity price linked product (Y/N)		N

• TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	10,300,256
	Mark to Market Profit/Loss	37,116
	Unrealized Profit/Loss	20,591
Expired Contracts	Notional Amount	36,799,526
	Realized Profit/Loss	357,616
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
• TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	1,144
	Unrealized Profit/Loss	(1,663)
Expired Contracts	Notional Amount	2,895,080
	Realized Profit/Loss	25,749
Equity price linked product (Y/N)		N

• TSMC Global
		Future
Margin Payment		(31,272)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	2,492,204
	Mark to Market Profit/Loss	(1,121)
	Unrealized Profit/Loss	(25,049)
Expired Contracts	Notional Amount	24,905,181
	Realized Profit/Loss	(328,562)
Equity price linked product (Y/N)		N